Exhibit 99.1

GERDAU S.A.

CNPJ no. 33.611.500/0001-19

NIRE no. 33300032266

Publicly Listed Company

MINUTE FROM THE BOARD OF DIRECTORS EXTRAORDINARY MEETING HELD AT THE HEADQUARTERS IN RIO DE JANEIRO, AVE. JOÃO XXIII, No. 6,777 AT 5 PM ON JANUARY 14, 2008.

1.              MEETING FORMALIZATION

The meeting was attended in person or over the telephone by members that constituted the majority of the Company’s Board of Directors, and was presided by Jorge Gerdau Johannpeter, Chairman, and myself, Expedito Luz, corporate secretary. The members who attended over the telephone confirmed their votes by electronic means in the form of the Board Charter.

2.              ACCEPTANCE OF DIRECTOR RESIGNATION

The Board of Directors learned of the resignation of Member Carlos João Petry, formalized through a letter dated 1-11-08, which was accepted by the Board of Directors.

On behalf of the Board and the Gerdau Group, Jorge Gerdau Johannpeter acknowledged the resigning Director’s invaluable contribution to the Company throughout 42 years of professional relationship, and wished him continued success in the development of his new activities.

3.              DIRECTOR DESIGNATION

Based on the empowerment by art. 6, § 1 of the company by-laws and resuming the consolidation process of the new Gerdau Group governance, the Board of Directors unanimously decided on the following:

“RESOLUTION No. 89/2008 CA:

GERDAU S.A. Board of Directors decided upon designating as member of the Board of Directors, with term of office up to the next Ordinary General Meeting, Mr. ANDRE BIER GERDAU JOHANNPETER, Brazilian, born in Porto Alegre, RS, married under the separate property ruling, business administrator, domiciled in Porto Alegre, RS, at Travessa Azevedo, 5, Floresta, CEP 90220-200, holder of ID/SSP-RS 6002167903 and Taxpayer Identification Number no. 404.841.220-53.”

4.              No further issues were raised.

GERDAU S.A. CNPJ no. 33.611.500/0001-19. NIRE no. 33300032266. Publicly Listed Company. MINUTE FROM THE BOARD OF DIRECTORS EXTRAORDINARY MEETING HELD AT THE HEADQUARTERS IN RIO DE JANEIRO, AVE. JOÃO XXIII, No. 6,777 AT 5 PM ON JANUARY 14, 2008. Continued

Rio de Janeiro, January 14, 2008.

(Signed): Jorge Gerdau Johannpeter – Chairman Germano Hugo Gerdau Johannpeter – Vice President. Klaus Gerdau Johannpeter – Vice President. Frederico Carlos Gerdau Johannpeter – Vice President. Affonso Celso Pastore – Director. André Pinheiro de Lara Resende – Director. Oscar de Paula Bernardes Neto – Director. Expedito Luz – General Counsel and Corporate Secretary.

Statement:

I hereby state, as GERDAU S.A. Board of Directors General Counsel and Corporate Secretary that the present is a true copy of the minute from the Board of Directors Meeting stated above that is transcribed in the relevant register, and that the signatures mentioned above are authentic. Rio de Janeiro, January 14, 2008.

Expedito Luz

 General Counsel and Corporate Secretary